Ex-99.2 a)

                                                               WASHINGTON MUTUAL

As of and for the year ended December 31, 2001, Washington Mutual, Inc. (the Company) has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS. As of and for this same period, the Company had in effect a fidelity bond and errors and omissions policy in the amounts of $110 million and $25 million, respectively.


/s/ Craig S. Davis                       /s/ Anthony T. Meola
---------------------------------        ---------------------------------

Craig S. Davis                           Anthony T. Meola
President                                Executive Vice President
Home Loans & Insurance Services Group    Home Loans & Insurance Services Group



March 6, 2002